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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                      AMENDMENT NO. 1 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                               ----------------

                         NETFRAME SYSTEMS INCORPORATED
                           (Name of subject company)

                        PAYETTE ACQUISITION CORPORATION
                            MICRON ELECTRONICS, INC.
                                   (Bidders)

                               ----------------

                         COMMON STOCK, $0.001 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                               ----------------

                                   64-1106109
                     (CUSIP Number of Class of Securities)

                               ----------------

           STEVEN P. ARNOLD, ESQ., VICE-PRESIDENT AND GENERAL COUNSEL
                            MICRON ELECTRONICS, INC.
                    900 E. KARCHER ROAD, NAMPA, IDAHO 83687
                                  208-893-3434
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on behalf of Bidders)

                               ----------------

                                    COPY TO:
                            DENNIS R. DEBROECK, ESQ.
                              DAVID W. HEALY, ESQ.
                               FENWICK & WEST LLP
               TWO PALO ALTO SQUARE, PALO ALTO, CALIFORNIA 94036
                                  415-494-0600

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                                 SCHEDULE 14D-1
 CUSIP NO. 64-1106109                                      PAGE 2 OF 6 PAGES


1. Name of Reporting Person S.S. or I.R.S. Identification
   No. of Above Person

   Payette Acquisition Corporation
   84-1411333
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2. Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

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3. SEC Use Only

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4. Sources of Funds AF

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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f)
                                                                         [_]

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6. Citizenship or Place of Organization

   Delaware

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7. Aggregate Amount Beneficially Owned by Each Reporting
   Person

   Directly: 8,775,554 shares of Common Stock.
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8. Check Box if the Aggregate Amount in Row (7) Excludes                 [_]
   Certain Shares

   N/A
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9. Percent of Class Represented by Amount in Row (7)

   62.8% of outstanding Common Stock (based on 13,978,445 shares of Common Stock issued and outstanding as of July 21, 1997).
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10.Type of Reporting Person

   CO

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                                 SCHEDULE 14D-1
 CUSIP NO. 64-1106109                                      PAGE 3 OF 6 PAGES

1. Name of Reporting Person S.S. or I.R.S. Identification
   No. of Above Person

   Micron Electronics, Inc.
   41-1404301
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2. Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

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3. SEC Use Only

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4. Sources of Funds WC

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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f)
                                                                         [_]

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6. Citizenship or Place of Organization

   Minnesota

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7. Aggregate Amount Beneficially Owned by Each Reporting
   Person

   Directly: 8,775,554 shares of Common Stock.
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8. Check Box if the Aggregate Amount in Row (7) Excludes                 [_]
   Certain Shares

   N/A
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9. Percent of Class Represented by Amount in Row (7)

   62.8% of outstanding Common Stock (based on 13,978,445 shares of Common Stock issued and outstanding as of July 21, 1997).
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10.Type of Reporting Person

   CO

  This Amendment No. 1 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 16, 1997 (as amended hereby, this "STATEMENT") by Payette Acquisition Corporation ("PURCHASER"), a Delaware corporation and a wholly owned subsidiary of Micron Electronics, Inc. ("MICRON"), a Minnesota corporation and a majority owned subsidiary of Micron Technology, Inc. ("MTI"), a Delaware corporation. This Statement relates to Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.001 per share (the "SHARES") of NetFRAME Systems Incorporated (the "COMPANY"), a Delaware corporation, at a price of $1.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated June 16, 1997 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which together constitute the "OFFER"), copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

  In accordance with General Instruction F to Schedule 14D-1, this Amendment No. 1 also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser of the Shares as more fully described below and the
Schedule 13D with respect to the Stock Option Agreement, dated as of June 10, 1997 (the "STOCK OPTION AGREEMENT"), entered into between the Company and Micron. A copy of the Stock Option Agreement has been filed as Exhibit (c)(2) to this Statement.

  The item number and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser, Micron and MTI") of the Offer to Purchase is incorporated herein by reference.

  The Offer expired at 12:00 midnight, New York City Time, Monday, July 14, 1997. Purchaser was advised by Norwest Bank Minnesota, N.A., the Depositary for the Offer, that based on a preliminary count 8,771,829 Shares, or approximately 63% of the outstanding Shares of the Company (including Shares tendered subject to guarantees of delivery or receipt of additional documentation), were tendered in response to the Offer. The results of the Offer were publicly announced in a press release on Tuesday, July 15, 1997, a copy of which is attached as Exhibit (a)(10) to this Statement.

  On Friday, July 18, 1997, Purchaser accepted for payment and purchased a total of 8,775,554 Shares (including 394,690 Shares delivered subject to guarantees of delivery) constituting all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Shares purchased represent approximately 62.8% of the 13,978,445 Shares of the Company outstanding on such date.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser, Micron and MTI"), Section 10 ("Background of the Offer, Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Technology License Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; and Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

  Pursuant to the Stock Option Agreement, the Company granted to Micron an option (the "COMPANY STOCK OPTION") to purchase shares of the Company's Common Stock representing a 19.9% equity stake in the Company. Upon Purchaser's consummation of the Offer and purchase of Shares on Friday, July 18, 1997, the Company Stock Option granted Micron under the Stock Option Agreement terminated as provided in Section 2.(c)(i) thereof.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 17 ("Employment Agreements") of the Offer to Purchase is incorporated herein by reference.

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  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters:
Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in Section 15 ("Certain Legal Matters:
Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

  On June 27, 1997, Micron's request for early termination of the waiting period under the pre-merger notification requirement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer and follow-on merger was granted.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 *(a)(1) Form of Offer to Purchase dated June 16, 1997.
 *(a)(2) Form of Letter of Transmittal.
 *(a)(3) Form of Notice of Guaranteed Delivery.
 *(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Nominees.
 *(a)(5) Form of Letter to Clients.
 *(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 *(a)(7) Summary Advertisement as published in the Wall Street Journal on June
         16, 1997.
 *(a)(8) Text of Press Release by Micron and the Company dated June 10, 1997.
 *(a)(9) Text of Press Release by Micron dated June 16, 1997.
 (a)(10) Text of Press Release by Micron dated July 15, 1997.
     (b) None.
 *(c)(1) Agreement and Plan of Merger, dated as of June 10, 1997, among Micron,
         Purchaser and the Company.
 *(c)(2) Stock Option Agreement, dated as of June 10, 1997, between the Company and Micron.
 *(c)(3) Technology License Agreement, dated June 10, 1997, between the Company and Micron, and all of its subsidiaries and other affiliates.
 *(c)(4) Employment Term Sheets, dated June 9, 1997, between the Company and each of Robert L. Puette, Bulent Erbilgin and Terry Hartsfield and dated June 10, 1997, between the Company and Steven Huey.
     (d) None.
     (e) Not applicable.
     (f) None.

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* Previously filed.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 28, 1997

                                          Payette Acquisition Corporation

                                          By:  /s/ T. Erik Oaas
                                             ----------------------------------
                                          Name: T. Erik Oaas
                                          Title: President

                                          Micron Electronics, Inc.

                                          By:  /s/ Joseph M. Daltoso
                                             ----------------------------------
                                          Name: Joseph M. Daltoso
                                          Title: President, Chief Executive
                                           Officer and Chairman

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